UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

明珠货运控股有限公司
(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On June 6, 2024, Zhuo Wang resigned as a director of Mingzhu Logistic holdings Limited (the “Company”). Mr. Wang’s resignation was for personal reasons and was not due to any disagreement with the Company.

On June 23, 2024, the board of directors of the Company (the “Board”) appointed Jingwei Zhang to serve as a member of the Board of Directors, effective immediately. The nomination for Mr. Zhang to serve as a member of the Board of Directors does not affect his position as the Chief Financial Officer of the Company.

Jingwei Zhang has served as the Company’s Chief Financial Officer since April 2018. He has been serving as a financial director of the Company since December 2016 where he oversees all aspects of financial control, manages yearly financial and inter-audits and provides financial, commercial and strategic support to the company. From May 2015 to November 2016, Mr. Zhang served as a corporate accountant of ERI Management, a management advisory firm in Singapore, where he reviewed clients’ accounts to ensure regulatory and U.S. GAAP compliance, assisted clients on cost management and budgeting and provided tax-related consultancy to reduce clients’ potential risks. From January 2014 to May 2015, Mr. Zhang served as an accountant at St. Plum-Blossom Press Pty. Ltd., a publisher in Melbourne, Australia, where he was responsible for bookkeeping and preparation of financial statements. Mr. Zhang holds a Bachelor of Business and Commerce in Accounting from Monash University in Melbourne, Australia and an Associate Degree in Business Administration from City University of Hong Kong.

There are no family relationships between Mr. Zhang and any director, executive officer, or person nominated or chosen by the Company to become an executive director of the Company. There are no transactions between the Company and Mr. Zhang that are subject to disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED 明珠货运控股有限公司

Date: June 25, 2024	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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